Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota 55340-9770
763-542-0500
763-542-0599 fax
October 8, 2008
VIA EDGAR
Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Polaris Industries Inc.
File No. 001-11411
Form 10-K: For the Fiscal Year Ended December 31, 2007
Form 8-K: Dated March 3, 2008
Dear Mr. Shenk:
          The following are the responses of Polaris Industries Inc. (referred to herein as the “Company” or “Polaris” which unless otherwise noted to the contrary includes Polaris and its wholly owned subsidiaries) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in a letter dated September 24, 2008 from you to Mr. Michael W. Malone, Vice President—Finance, Chief Financial Officer and Secretary of the Company, regarding the above-referenced filings. For ease of reference, the Company’s responses have been numbered to correspond to the order of the comments in the Staff’s letter.
Form 10-K: For the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis, page 17
Results of Operations, page 18
          Comment:
1.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify some of these factors nor analyze the underlying business reasons for the changes. For example, you state that income from financial services decreased due to HSBC discontinuing the financing of non–Polaris products at Polaris dealerships, but you do not quantify this factor nor analyze the underlying

Securities and Exchange Commission
October 8, 2008

reason for the change. We believe your disclosures could be improved and made more user–friendly and clear by:
•	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.
Please revise to include a table or tables detailing revenues both by geography and by product category/source (ATVs, snowmobiles, income from securitization facility, income from retail credit agreements, etc.) for each period discussed. Please include columns for dollar and percentage changes and common size percentages to the extent you believe useful. We believe such a table or tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.
          Response:
In future periodic reports filed with the Commission, the Company will increase the use of tables detailing sales, both by geography and by product line and for other income and expense categories, including columns for dollar and percentage changes and common sized changes, to the extent the Company determines such tables would be useful and improve the clarity of the disclosures for each period presented in the Results of Operations section of Management’s Discussion and Analysis. The Company will refocus the accompanying narrative text on the analysis of the underlying business reasons for any significant changes in the respective tables.
Liquidity and Capital Resources, page 24
          Comment:
2.	Please quantify in terms of cash the significant factors that materially contributed to the changes in net cash provided by operating activities. Note that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash. Refer to Section IV.B.1 of FR–72 for guidance.

Securities and Exchange Commission
October 8, 2008

          Response:
In future periodic reports filed with the Commission, the Company will quantify in terms of cash, the significant factors that materially contribute to the changes in net cash provided by operating activities in the Liquidity and Capital Resources section of Management’s Discussion and Analysis. The Company notes the Staff’s comment that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash and, therefore, the Company will address material changes in the underlying drivers, rather than merely describe items identified on the face of the statement of cash flows as noted in Section IV.B.1 of FR-72.
          Comment:
3.	We note that you participate in the cost of dealer financing (floor plan financing). Please tell us where the related cash flow effects of your share in the cost of dealer financing is presented in your statements of cash flows.
          Response:
The related cash flow effects of the Company’s share in the cost of dealer financing (floor plan financing) is presented in Operating activities in the statements of cash flows. The cost of dealer financing is an incentive to the Company’s independent dealer customers with no identifiable benefit to the Company and, therefore, in accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” the cost of dealer financing (floor plan financing) that the Company provides is recorded as a reduction to revenue. As such, the majority of the cash flow effects of the Company’s share in the cost of dealer financing is included in net income before cumulative effect of accounting change in the statements of cash flows. There is also a minor amount of cash flow effects of the Company’s share in the cost of dealer financing that is included in the accrued expenses line on the statements of cash flows due to the timing of payments made by the Company.
Form 8-K; Dated March 3, 2008
Exhibit 99.1, page 14
          Comment:
4.	We note your disclosure that you received your largest military contract to date of $18 million. Please provide us your accounting policy for military contracts, including how revenue is recognized over the contract life.

Securities and Exchange Commission
October 8, 2008

          Response:
The Company’s accounting policy for military contracts is in accordance with the revenue recognition policy set forth in Note 1: “Organization and Significant Accounting Policies” in the Notes to Consolidated Financial Statements in its Form 10-K. The military contracts the Company has received are contracts to sell vehicles and associated service parts to various military customers. The contracts set forth the unit price and timing of when ownership and risk of loss passes to the military customer for each unit sale. Revenue is recognized when ownership and risk of loss passes to the customer, either upon shipment or delivery of each of the individual vehicles and service parts, in accordance with the specific terms of each contract.
The Company has not solicited military contracts involving longer term construction or development activities that would need to be accounted for under the provisions of AICPA Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”
************
     In responding to the Staff’s questions and comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the Staff finds this letter to be fully responsive to the concerns raised in the September 24, 2008 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,
/s/ Michael W. Malone
Michael W. Malone,
Vice President—Finance, Chief Financial Officer and Secretary

cc:	Scott W. Wine
Mary P. McConnell James C. Melville

4